UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 14)*
VIMPELCOM LTD.
(Name of Issuer)
Common Shares, par value US$0.001 per share

(Title of Class of Securities)
92719A 10 6**

(CUSIP Number)
**CUSIP number of American Depositary Shares listed on the New York Stock Exchange. The Common
Shares are not publicly traded.
Bjørn Hogstad
Telenor ASA
Snarøyveien 30
N-1331 Fornebu, Norway
47-67-89-2547

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 7, 2011

(Date of Event which Requires Filing
of this Statement)
Copy to:
Peter O’Driscoll
Orrick, Herrington & Sutcliffe LLP
107 Cheapside
London EC2V 6DN
England
44-20-7862-4600

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this “cover page” shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor East Holding II AS		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 515,578,840

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 515,578,840

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 515,578,840

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 31.7% of the outstanding Common Shares (25.0% of the outstanding voting shares)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor Mobile Holding AS		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 515,578,840(1)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 515,578,840(1)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 515,578,840(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 31.7% of the outstanding Common Shares (25.0% of the outstanding voting shares)

14.	Type of Reporting Person (See Instructions): CO, HC

(1)    The Reporting Person disclaims beneficial ownership of all such securities

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor ASA		I.R.S. Identification Nos. of above persons (entities only): 98-0387714

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 515,578,840

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 515,578,840

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 515,578,840

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 31.7% of the outstanding Common Shares (25.0% of the outstanding voting shares)

14.	Type of Reporting Person (See Instructions): CO, HC

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor Mobile Communications AS		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): -0-

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor East Invest AS		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): -0-

14.	Type of Reporting Person (See Instructions): CO

SCHEDULE 13D
Item 1. Security and Issuer
     This Amendment No. 14 (this “Amendment”) to the statement on Schedule 13D (as amended by this Amendment, this “Statement”) relates to the common shares, par value US$0.001 per share (the “Common Shares”), of VimpelCom Ltd., a company organized under the laws of Bermuda. The principal business address of VimpelCom Ltd. is Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands, and its business telephone number is +31 20 797 7200.
     Except as provided herein, this Amendment does not modify any of the information previouly reported in this Statement.
Item 2. Identity and Background
     This Statement is being filed jointly by Telenor East Holding II AS (referred to herein as “Telenor East Holding”), Telenor Mobile Holding AS (referred to herein as “Telenor Mobile Holding”), Telenor ASA, Telenor Mobile Communications AS (referred to herein as “Telenor Mobile”) and Telenor East Invest AS (referred to herein as “Telenor East,” and together with Telenor East Holding, Telenor Mobile Holding, Telenor ASA and Telenor Mobile, collectively, the “Reporting Persons”).

     TELENOR EAST HOLDING II AS
(a)	Telenor East Holding II AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N-1331 Fornebu Norway

(c)	Telenor East Holding is engaged principally in the business of investing in the telecommunications industry outside of Norway.

(d)	During the last five years, Telenor East Holding has not been convicted in a criminal proceeding.

(e)	During the last five years, Telenor East Holding was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Holding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST HOLDING II AS
     (a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor East Holding. The business address of each of such persons is Telenor East Holding II AS, c/o Telenor ASA, Snarøyveien 30, N-1331 Fornebu, Norway.
     DIRECTORS OF TELENOR EAST HOLDING II AS

Name and Residential Address	Citizenship	Present Principal Occupation
Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA; Head of Telenor in Eastern & Central Europe; Member of the Board of Telenor East; and Member of the Board of VimpelCom Ltd.

Bjørn Magnus Kopperud (Drammen, Norway)	Norway	Deputy Head of Telenor Central and Eastern Europe

Bjørn Hogstad (Oslo, Norway)	Norway	Attorney, Group Legal, Telenor ASA; Member of the Board of Telenor East
     EXECUTIVE OFFICERS OF TELENOR EAST HOLDING II AS

Name and Residential Address	Citizenship	Present Principal Occupation
Bjørn Hogstad (Oslo, Norway)	Norway	Managing Director of Telenor East Holding; Attorney, Group Legal, Telenor ASA; Member of the Board of Telenor East
     (d) During the last five years, none of the above executive officers and directors of Telenor East Holding has been convicted in a criminal proceeding.
     (e) During the last five years, none of the above executive officers and directors of Telenor East Holding was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Holding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     TELENOR MOBILE HOLDING AS
(a)	Telenor Mobile Holding AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N — 1331 Fornebu Norway

     (c)      Telenor Mobile Holding is engaged principally in the development of and investment in the field of telecommunications through direct and indirect ownership of companies and entering into agreements relating to telecommunications.
     (d)      During the last five years, Telenor Mobile Holding has not been convicted in a criminal proceeding.
     (e)      During the last five years, Telenor Mobile Holding was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Mobile Holding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR MOBILE HOLDING AS
     (f)      (a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor Mobile Holding. The business address of the directors and executive officers is Telenor Mobile Holding, c/o Telenor ASA, Snarøyveien 30, N — 1331 Fornebu, Norway.
     DIRECTORS OF TELENOR MOBILE HOLDING AS

Name and Residential Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA; Chairman of the Board of Telenor Mobile Holding; and Member of the Board of VimpelCom Ltd.

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA; Head of Telenor in Eastern & Central Europe; and Member of the Board of VimpelCom Ltd.

Berit Svendsen (Oslo, Norway)	Norway	Executive Vice President and Head of Telenor Norway

Name and Residential Address	Citizenship	Present Principal Occupation

Morten Fallstein (Oslo, Norway)	Norway	Employee Representative

Roger Rønning (Oslo, Norway)	Norway	Employee Representative

Helge Enger (Oslo, Norway)	Norway	Employee Representative

EXECUTIVE OFFICERS OF TELENOR MOBILE HOLDING AS

Name and Residential Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA; Chairman of the Board of Telenor Mobile Holding; and Member of the Board of VimpelCom Ltd.
     (d) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding has been convicted in a criminal proceeding.
     (e) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     TELENOR ASA
(a)	Telenor ASA, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N — 1331 Fornebu Norway

     (c) Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.
     (d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.
     (e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA
     (a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor ASA. The business address of each of such persons is c/o Telenor ASA, Snarøyveien 30, N — 1331 Fornebu, Norway.
     DIRECTORS OF TELENOR ASA

Name and Residential Address	Citizenship	Present Principal Occupation

Harald Johan Norvik (Nesoddangen, Norway)	Norway	Strategic Advisor at Econ Pöyry; Chairman of the Boards of H.Aschehoug & Co and Midelfart Sonesson AB; Member of the Boards of ConocoPhillips, Petroleum Geo-Services ASA and OCAS AS; and Chairman of the Board of Telenor ASA

Barbara Rose Milian Thoralfsson (Stabekk, Norway)	USA	Director at Fleming Invest AS; Member of the Boards of Electrolux AB, Svenska Cellulosa Aktiebolaget SCA AB, Storebrand ASA, Fleming Invest AS, Stokke AS, Tandberg ASA and Norfolier AS

Kjersti Kleven (Ulsteinvik, Norway)	Norway	Joint-owner of John Kleven AS and Chairman of the Board of Kleven Maritime AS; Member of the Board of Directors of Ekornes ASA and Jebsens Rederi AS

Hallvard Bakke (Oslo, Norway)	Norway	Chairman of Carte Blanche AS

Frank Dangeard (Paris, France)	France	Managing Partner of Haircourt France

Dag Jakob Opedal (Olso, Norway)	Norway	Executive Management Group Director of Norges Gruppen

Name and Residential Address	Citizenship	Present Principal Occupation

Liselott Kilaas (Oslo, Norway)	Norway	Managing Director of Aleris ASA; and Member of the Boards of the Central Bank of Norway, IM Skaugen AS and Adresseavisen

Dr. Burckhard Bergmann (Essen, Germany)	Germany	Member of the Boards of Allianz Lebensversicherungs AG, MAN Ferrostaal AG, Gazprom, NordStream, E.ON Energie AG, Accumulatorenwerke Hoppecke and Jaeger Beteiligungsgesellschaft mbH & Co KG

Bjørn Andre Anderssen (Gol, Norway)	Norway	Employee Representative

Harald Stavn (Kongsberg, Norway)	Norway	Employee Representative

Brit Østby Fredriksen (Drøbak, Norway)	Norway	Employee Representative

      EXECUTIVE OFFICERS OF TELENOR ASA

Name and Residential Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA; Chairman of the Board of Telenor Mobile Holding; and Member of the Board of VimpelCom Ltd.

Richard Olav Aa (Ruglandveien, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA

Sigve Brekke (Bangkok, Thailand)	Norway	Executive Vice President of Telenor ASA and Head of Telenor in Asia

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA; Head of Telenor in Eastern & Central Europe; and Member of the Board of VimpelCom Ltd.

Morten Karlsen Sørby (Hammaro, Sweden)	Norway	Executive Vice President of Telenor ASA and Head of Corporate Development

Kristin Skogen Lund (Oslo, Norway)	Norway	Executive Vice President and Head of Telenor Nordic Operations

Oddvar Hesjedal (Bærum, Norway)	Norway	Executive Vice President and Head of Group People Development of Telenor ASA

Hilde M. Tonne (Oslo, Norway)	Norway	Executive Vice President and Head of Group Industrial Development

Berit Svendsen (Oslo, Norway)	Norway	Executive Vice President and Head of Telenor Norway

     (d) During the last five years, none of the above executive officers and directors of Telenor ASA has been convicted in a criminal proceeding.
     (e) During the last five years, none of the above executive officers and directors of Telenor ASA has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     TELENOR MOBILE COMMUNICATIONS AS
(a)	Telenor Mobile Communications AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N – 1331 Fornebu Norway

(c)	Telenor Mobile is engaged principally in the business of investing in the field of telecommunications and entering into agreements relating to telecommunications.

(d)	During the last five years, Telenor Mobile has not been convicted in a criminal proceedings.

(e)	During the last five years, Telenor Mobile was not a party to a civil proceedings of a judicial or administrative body as a result of which Telenor Mobile was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR MOBILE COMMUNICATIONS AS
     (a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor Mobile. The business address of each of such persons is Telenor Mobile Communications AS, c/o Telenor ASA, Snarøyveien 30, N-1331 Fornebu, Norway.
     DIRECTORS OF TELENOR MOBILE COMMUNICATIONS AS

Name and Residential Address	Citizenship	Present Principal Occupation

Pål Wien Espen (Oslo, Norway)	Norway	Chairman of the Board of Telenor Mobile; and General Counsel of Telenor ASA

Knut Giske (Bærum, Norway)	Norway	Senior Vice President and Group Controller of Telenor ASA

Martha Takvam (Asker, Norway)	Norway	Managing Director of Telenor Eiendom Holding AS
     EXECUTIVE OFFICERS OF TELENOR MOBILE COMMUNICATIONS AS

Name and Residential Address	Citizenship	Present Principal Occupation

Ragnar Korsaeth (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Global Coordination; and Chief Operating Officer of Telenor Mobile
     (d) During the last five years, none of the above executive officers and directors of Telenor Mobile has been convicted in a criminal proceeding.
     (e) During the last five years, none of the above executive officers and directors of Telenor Mobile was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Mobile was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     TELENOR EAST INVEST AS
(a)	Telenor East Invest AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N — 1331 Fornebu Norway
    (c)      Telenor East is engaged principally in the business of investing in the telecommunications industry outside of Norway.
    (d)      During the last five years, Telenor East has not been convicted in a criminal proceeding.
    (e)      During the last five years, Telenor East was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST INVEST AS
     (a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor East. The business address of each of such persons is Telenor East Invest AS, c/o Telenor ASA, Snarøyveien 30, N-1331 Fornebu, Norway.
     DIRECTORS OF TELENOR EAST INVEST AS

Name and Residential Address	Citizenship	Present Principal Occupation

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA; Head of Telenor in Eastern & Central Europe; and Member of the Board of VimpelCom Ltd.

Gunn Margrethe Ringøen (Oslo, Norway)	Norway	Senior Business Manager of Telenor ASA and Chief Executive Officer of Telenor East

Bjørn Hogstad (Oslo, Norway)	Norway	Attorney, Group Legal, Telenor ASA

     EXECUTIVE OFFICERS OF TELENOR EAST INVEST AS

Name and Residential Address	Citizenship	Present Principal Occupation

Gunn Margrethe Ringøen (Oslo, Norway)	Norway	Senior Business Manager of Telenor ASA

     (d)      During the last five years, none of the above executive officers and directors of Telenor East has been convicted in a criminal proceeding.
     (e)      During the last five years, none of the above executive officers and directors of Telenor East was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 4. Purpose of the Transaction
          As previously described in this Statement, on July 22, 2011, Telenor East Holding and JPMorgan entered into the JPMorgan Swap Transaction, and Telenor ASA and JPMorgan entered into the JPMorgan Guarantee.
          On October 7, 2011, Telenor East Holding and JPMorgan amended the JPMorgan Swap Transaction (the “First Amendment to the JPMorgan Swap Transaction”), pursuant to which the number of reference securities increased from up to 40,000,000 VimpelCom Ltd. ADRs to up to 65,000,000 VimpelCom Ltd. ADRs. In addition, on October 7, 2011, Telenor ASA confirmed the JPMorgan Guarantee by delivering a guarantee confirmation letter (the “Guarantee Confirmation”).
          On October 7, 2011, Telenor ASA filed a statement with the Oslo Stock Exchange, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein in its entirety, reporting the First Amendment to the JPMorgan Swap Transaction.
          The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment in VimpelCom Ltd. In order to maximize the value of their investment in VimpelCom Ltd., the Reporting Persons may, from time to time, consider, evaluate or propose various possible transactions involving VimpelCom Ltd. or its subsidiaries or affiliates, which could include, among other things:
     (i) the possible acquisition of additional securities of VimpelCom Ltd. from time to time in the open market, in privately negotiated transactions or otherwise, including, without limitation, through entry into and exercise of call options or other derivative transactions;
     (ii) the possible acquisition or disposition of debt securities or other debt instruments of third parties, in each case, that are secured by, convertible into or exchangeable for securities of VimpelCom Ltd., and the enforcement of any such security interest or the exercise of any such exchange or conversion right;
     (iii) the possible disposition or exchange of any securities of VimpelCom Ltd. owned by them;
     (iv) possible extraordinary corporate transactions (such as a merger, consolidation, reorganization or restructuring) involving VimpelCom Ltd. or any of its subsidiaries, including with other telecommunication companies that may be affiliated with the Reporting Persons;
     (v) making or seeking to make changes in or affecting the Board of Directors or management of VimpelCom Ltd.;
     (vi) in addition to ongoing litigation and arbitration proceedings previously described in this Statement, possible litigation or arbitration involving VimpelCom Ltd., its Board of Directors and/or its management and/or Altimo Holdings & Investments Ltd. and its affiliates;
     (vii) in addition to the Swap Transaction and the JPMorgan Swap Transaction previously described in this Statement, entering into and unwinding derivative transactions with respect to the securities of VimpelCom Ltd.; or
     (viii) soliciting the votes of VimpelCom Ltd.’s shareholders in relation to any annual or extraordinary general meeting of shareholders of VimpelCom Ltd.
     The Reporting Persons may also, from time to time, formulate other plans or proposals regarding VimpelCom Ltd. or its securities to the extent deemed advisable in light of market conditions, subsequent developments affecting VimpelCom Ltd., the general business and future prospects of VimpelCom Ltd., tax considerations, or other factors.
     The preceding summaries of the First Amendment to the JPMorgan Swap Transaction and the Guarantee Confirmation are not intended to be complete and are qualified in their entirety by reference to the full text of the First Amendment to the JPMorgan Swap Transaction and the Guarantee Confirmation, conformed copies of which are attached hereto as Exhibit 99.2 and 99.3, respectively, and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     As described in Item 4 hereof, on October 7, 2011, Telenor East Holding and JPMorgan entered into the First Amendment to the JPMorgan Swap Transaction, and Telenor ASA delivered the Guarantee Confirmation.
     In addition to the Swap Transaction and the JPMorgan Swap Transaction previously described in this Statement, the Reporting Persons may, from time to time, enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the securities of VimpelCom Ltd., which transactions may be significant in amount. These arrangements do not and will not give the Reporting Persons voting or investment control over the securities of VimpelCom Ltd. to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such securities.
     Except as provided in the documents described herein, none of the Reporting Persons, and to the best of each Reporting Person’s knowledge, none of the individuals named in Item 2 hereof has entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of VimpelCom Ltd., including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits
99.1.	Statement of Telenor ASA, dated October 7, 2011, filed with Oslo Stock Exchange

99.2.	First Amendment to the JPMorgan Swap Transaction, dated October 7, 2011, between J.P. Morgan Securities Ltd. and Telenor East Holding II AS

99.3.	Guarantee Confirmation, dated October 7, 2011, entered into by Telenor ASA in favor of J.P. Morgan Securities Ltd.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct and that such Statement, as amended hereby, is true, complete and correct.
Dated: October 7, 2011

TELENOR EAST HOLDING II AS
By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR MOBILE HOLDING AS
By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR ASA
By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR MOBILE COMMUNICATIONS AS

By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR EAST INVEST AS

By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact